

April 30, 2014

<u>Via E-mail</u>
Joseph Ragan
Chief Financial Officer
Globe Specialty Metals, Inc.
600 Brickell Ave. Suite 1500
Miami, Florida 33131

> **Re: Globe Specialty Metals, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed August 28, 2013**
> **Response Dated April 17, 2014**
> **File No. 001-34420**

Dear Mr. Ragan:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2013</u>

1.   We note your proposed response to our comment regarding disclosure of your mining operations in future filings. We believe your draft disclosure should be supplemented with more detail than you have provided. Please revise your draft to provide the following additional information:

- For each of your mines, separately disclose your proven reserves from your probable reserves.

- Disclose the Btu content per pound, the sulfur content for thermal coal, and volatility for metallurgical coals. If your coal reserves are reported as recoverable, disclose the average mining and wash plant recoveries as a percentage.

- Provide the mining method and capacity of each of your mines.

- Provide a listing along with the capacity of your coal processing facilities.

- Please provide your annual production from each mine along with the weighted average price received.

- Please quantify your external and/or internal sales, quantifying any external coal purchases, and describe your coal brokerage activities.

A quantitatively small segment of a filers' vertically integrated business may be material if it is the sole or substantial source of raw material, which provides it with a unique, high-purity, and low-cost feedstock, especially in the face of increased demand and competition for the raw material. As you disclose that your mines provide a substantial portion of your quartzite, please provide additional disclosure about your quartzite mines per Instruction 2 to Item 102 of Regulation S-K, or explain why these mines are not material to your business.   In the event you do not have proven and/or probable reserves compliant with Industry Guide 7, provide this disclosure prominently before your annual production disclosure and mining activity duration estimate.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director